SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2005

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F ☑	Form 40-F ☐

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes ☐	No ☑

SIGNATURES
NOTICE OF THE 93rd ANNUAL GENERAL MEETING OF SHAREHOLDERS
BUSINESS REPORT (From April 1, 2004, to March 31, 2005)
CONSOLIDATED BALANCE SHEET (As of March 31, 2005)
CONSOLIDATED STATEMENT OF INCOME (From April 1, 2004, to March 31, 2005)
INDEPENDENT AUDITORS’ REPORT
AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS
BALANCE SHEET (As of March 31, 2005)
STATEMENT OF INCOME (From April 1, 2004, to March 31, 2005)
PROPOSAL OF APPROPRIATION OF RETAINED EARNINGS
INDEPENDENT AUDITORS’ REPORT
AUDIT REPORT
INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: June 7, 2005

(English Translation of the Notice of the 93rd Annual General Meeting
of Shareholders Originally Issued in Japanese Language)

MAKITA CORPORATION

June 7, 2005

To the Shareholders of
MAKITA CORPORATION

NOTICE OF THE 93rd ANNUAL GENERAL MEETING OF SHAREHOLDERS

     You are respectfully requested to attend the 93rd Annual General Meeting of Shareholders of MAKITA CORPORATION, which is hereby announced.

     If you do not expect to attend the meeting, you may exercise your voting rights through the enclosed voting form. Please review the accompanying information and send the enclosed voting form to us by return mail after indicating your vote for or against the proposition and affixing your seal.

Masahiko Goto President MAKITA CORPORATION 3-11-8, Sumiyoshi-cho, Anjo, Aichi Prefecture, 446-8502, Japan (Stock code: 6586)

1.	Date: 10 a.m., Wednesday, June 29, 2005

2.	Place: Head Office of MAKITA CORPORATION

3-11-8, Sumiyoshi-cho, Anjo, Aichi Prefecture, 446-8502, Japan

3.	Agenda:

Items to be reported:

1.	The Business Report, Consolidated Balance Sheet, Consolidated Statement of Income for the 93rd term (from April 1, 2004 to March 31, 2005) and the Audit Reports on such Consolidated Financial Statements by the Accounting Auditors and the Board of Statutory Auditors

2.	The Non-consolidated Balance Sheet and Non-consolidated Statement of Income for the 93rd term

Items to be resolved:

No.1.	Approval of the Proposed Appropriation of Retained Earnings for the 93rd term

No.2.	Partial amendment to the Articles of Incorporation

The proposal is detailed in “Information relating to exercise of voting rights” on pages 23 to 24.

No.3.	Election of thirteen Directors

BUSINESS REPORT
(From April 1, 2004, to March 31, 2005)

1.	The Business Environment

(1)	Progress and Results of Operations of the Makita Group

     Regarding economic trends overseas during the year under review, the U.S. showed a moderate expansionary trend supported by firmness in private consumption and private capital investment. In Europe, although the U.K. economy was strong, boosted by demand for construction, the economies of Germany and other major countries saw a weakening of export growth because of the appreciation of the euro. Asian economies outside Japan, especially China, continued to sustain high rates of economic growth.

     In Japan, firm expansion in private capital investment continued, but as a result of sharp increases in raw materials prices and other factors, the performance of the economy as whole lost robustness in the second half of the year, thus bringing only relatively weak recovery.

     Under these conditions, the Makita Group worked to expand its production in China and proceeded with initiatives to develop high value-added products that accurately meet user needs. In its sales activities, Makita continued to implement a global marketing strategy founded on after sales service that is closely integrated into local areas.

     In addition, Makita made the decision to withdraw from golf course operations, and on September 8, 2004, petitioned the Nagoya District Court for the commencement of civil rehabilitation proceedings for its wholly owned subsidiary Joyama Kaihatsu, Ltd. On April 11, 2005, the court decided to approve the plan for rehabilitation. Going forward, after making final confirmation of the rehabilitation plan, Makita plans to settle obligations related to the rehabilitation and then plans to transfer management rights of the company to a third party, Tokyo Tatemono Co., Ltd., towards the end of May 2005.

     Regarding consolidated results for the year under review, net sales totaled 194,737 million yen, up 5.8% from the previous year, the highest level in the Company’s history. Sales in Japan rose 0.6%, to 39,379 million yen despite relatively weak sales of the existing lineup of products because of the strong performance of new products, including impact drivers. Overseas sales climbed 7.2%, to 155,358 million yen, reflecting increases in sales in Europe and Asia outside Japan as well as other factors. As a consequence, overseas sales accounted for 79.8% of net sales for the year.

     Examining overseas sales by individual region, sales in Europe were up 13.4%, to 75,263 million yen, while sales in North America declined 8.0%, to 38,490 million yen. Sales in Asia outside Japan rose 14.7%, to 16,341 million yen, and sales in other regions increased 12.2%, to 25,264 million yen.

     Regarding earnings, the Company’s cost to sales ratio improved because of expansion in production at plants in Japan and China. Moreover, during the previous year, Makita reported an impairment loss of approximately 6.0 billion yen related to its golf course subsidiary. The absence of this loss in the year under review and other special factors, including the reporting of a gain of 4.4 billion yen in connection with the return of the substitutional portion of the Company’s Employee Pension Fund to the government resulted in an increase in operating income of 2.1 times, to 31,398 million yen. Similarly, income before income taxes rose 2.0 times, to 32,618 million yen, and net income climbed 2.9 times, to 22,136 million yen.

     Please note that on a non-consolidated basis, Makita reported an extraordinary loss of approximately 7.0 billion yen in connection with the civil rehabilitation proceedings for its subsidiary engaged in golf course operations. However, for purposes of consolidated accounting, the Company recognized the full amount of impairment losses related to this subsidiary in the previous year and it had no impact on the results for the year under review.

     We were able to celebrate our 90th anniversary on March 21, 2005. We appreciate your cooperation over the years. We are delighted to distribute dividend of 36 yen per share, with the memorial dividend of 4 yen added to the ordinary dividend of 9 yen and the special dividend of 23 yen.

(2)	Future Tasks of the Makita Group

     Despite expectations for a global trend toward modest economic recovery, sharply higher oil prices and increased prices of other basic materials continue to make the corporate operating environment uncertain.

     Duly noting these circumstances, Makita intends to further strengthen its subsidiaries and affiliates in all overseas markets and will work to expand production overseas, in China and other countries, to substantially enhance its cost competitiveness. Also, by increasing its capabilities for developing new products that satisfy professional users and maintaining its brand image, Makita is striving to be what it refers to as a “Strong Company”, or, in other words, a company that can earn and maintain worldwide market leadership in markets for professional-use power tools. In this way, Makita is striving to be such a “Strong Company” and achieve improved performance.

     Regarding the previously announced plan to acquire the nailer business of Kanematsu-NNK Corp. on April 1, 2005, at the request of Kanematsu-NNK Corp., Makita announced a postponement of the acquisition on February 22, 2005. Makita is scheduled to announce further details related to this acquisition when they have been decided.

     In closing, we would like to thank you for your ongoing support and ask for your continued backing.

(3)	Investment in Plant and Equipment of the Makita Group

     During the fiscal year, the Company allocated 6,655 million yen for its capital expenditures. These funds were used primarily for production of metal molds for new products manufactured by the Company, construction of the manufacturing equipment at Makita (China) Co., Ltd., construction of the new building of the head office of Makita (Australia) Pty. Ltd. and production of metal molds for new products manufactured by Dolmar GmbH (Germany).

(4)	Capital Procurement of the Makita Group

     During the fiscal year, the Company did not procure capital by issuing new shares or bonds.

(5)	Summary of Business Results and State of Assets of the Makita Group

1.	Summary of Consolidated Business Results and State of Assets

	90th term	91st term	92nd term	93rd term
Description	(ended March 31, 2002)	(ended March 31, 2003)	(ended March 31, 2004)	(ended March 31, 2005)
Net sales (in millions of yen)	166,169	175,603	184,117	194,737
Operating income (in millions of yen)	5,873	12,468	14,696	31,398
Income before income taxes (in millions of yen)	3,403	9,292	16,170	32,618
Net income (in millions of yen)	133	6,723	7,691	22,136
Net income per share (in yen)	0.88	45.29	53.16	153.89
Total assets (in millions of yen)	285,138	278,600	278,116	289,904
Shareholders’ equity (in millions of yen)	189,939	182,400	193,348	219,640

Notes:	1.	Consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. From the 91st term, sales promotion expenses and other costs which deemed as discount to sales were excluded from net sales and such change was applied for the 90th term retroactively.

	2.	Net income per share is computed based on the average number of common stock outstanding during the fiscal year.

	3.	Amounts of less than 1 million yen have been rounded.

The 90th term:

     Net sales increased 6.5% from the previous fiscal year to 166,169 million yen, owing to the depreciation of the yen. Net income amounted to 133 million yen, decreased 93.8% from the previous fiscal year, due to a rise in selling, general and administrative expenses in oversea subsidiaries, increased losses in U.S. manufacturing subsidiary due to inventory reduction and the losses on marketable and investment securities.

The 91st term:

     Net sales amounted to 175,603 million yen, up 5.7% from the previous fiscal year due to sales increases in all regions but North America, the effects of the depreciation of the yen, and other factors. Net income amounted to 6,723 million yen, because of such developments as the restoration of U.S. operations’ profitability owing to the adoption of a lower-cost business structure and the shift of a greater share of the Makita Group’s manufacturing operations to China-based subsidiaries.

The 92nd term:

     Net sales amounted to 184,117 million yen, up 4.8% from the previous fiscal year as a result of sales increases in all regions except North America and Central/South America. Despite the recording of a loss at approximately 6 billion yen on the impairment on the assets of a golf course subsidiary, net income amounted to 7,691 million yen, up 14.4% from the previous fiscal year because of such developments as an improvement in the cost-of-sales ratio, owing to such factors as a rise in the share of manufacturing operations carried out in China and the appreciation of the euro.

The 93rd term:

     A review of the period is provided in (1) Progress and Results of Operations of the Makita Group.

2.	Summary of Non-consolidated Business Results and State of Assets

	90th term	91st term	92nd term	93rd term
Description	(ended March 31, 2002)	(ended March 31, 2003)	(ended March 31, 2004)	(ended March 31, 2005)
Net sales (in millions of yen)	89,424	86,132	88,335	97,873
Ordinary profit (in millions of yen)	9,494	7,551	9,444	18,399
Net income (in millions of yen)	2,100	1,494	5,668	9,149
Net income per share (in yen)	13.84	9.76	38.79	63.22
Total assets (in millions of yen)	221,966	217,976	228,504	222,899
Shareholders’ equity (in millions of yen)	189,997	185,222	192,356	197,891

Notes:	1.	Net income per share is computed based on the average number of common stock outstanding during the fiscal year.

	2.	Effective April 1, 2002, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No. 2, “Accounting Standard for Earnings Per Share” and Financial Standards Implementation Guidance No. 4, “Implementation Guidance for Accounting Standard for Earnings Per Share”).

	3.	As a result of the reform of Commercial Code Enforcement Regulation, from the 92nd term, amounts of less than 1 million yen have been rounded. Before 91st term, amounts of less than 1 million yen had been eliminated.

The 90th term:

     Net sales amounted to 89,424 million yen, down 8.0% from the previous fiscal year, owing to such factors as a shift of manufacturing operations to a China-based subsidiary and moves taken by Japanese retailers to reduce inventory levels that had risen amid the protracted recession. Just as in the previous year, the Company recorded an amortization of the pension liabilities (net of the fair market value of plan assets) that existed at the beginning of the period during which the new accounting standard was implemented, and it also recorded unrealized losses on investment securities. These and other factors depressed net income 47.5%, to 2,100 million yen.

The 91st term:

     Net sales amounted to 86,132 million yen, down 3.7% from the previous fiscal year, because of stagnation in power tool demand in Japan, decrease in export sales as a shift of manufacturing operations to a China-based subsidiary, and other factors. The Company recorded an amortization of the pension liabilities (net of the fair market value of plan assets) that existed at the beginning of the period during which the new accounting standard was implemented, and it also recorded unrealized losses on investment securities. These and other factors depressed net income 28.8%, to 1,494 million yen.

The 92nd term:

     Net sales rose 2.6% from the previous fiscal year to 88,335 million yen, primarily due to sales growth in new products related to home remodeling and sales increases in Asia and Europe. Net income increased around 3.8 times from the previous fiscal year to 5,668 million yen, with a gain on the sale of the Company’s No. 3 factory and a large drop in devaluation losses on investment securities.

The 93rd term:

     Net sales rose 10.8% from the previous fiscal year to 97,873 million yen, primarily due to sales growth of new products such as inpact drivers and strong sales increases in Asia and Europe. Net income increased 61.4% from the previous fiscal year to 9,149 million yen, primarily due to a gain resulted from the return to the Government of the substitutional portion of the Company’s Employee Pension Fund and an increase of dividends paid by our consolidated subsidiaries.

2.	Profile of the Makita Group (as of March 31, 2005)

(1)	Major Operations

     The Makita Group is primarily involved in the production and sales of electric power tools such as planers, drills, cordless drills, circular saws and hammers, stationary woodworking machines such as planer-jointers and table saws, air tools such as air nailers and tackers, garden tools such as hedge trimmers, and household tools such as cordless cleaners.

(2)	Principal Sales Offices and Plant of the Makita Group

MAKITA CORPORATION	Head office	Anjo (Aichi)
	Branch offices	Tokyo, Nagoya, Osaka, etc.
	Plant	Okazaki (Aichi)
Makita U.S.A. Inc.	Head office	Los Angeles (United States)
Makita Corporation of America	Plant	Atlanta (United States)
Makita (U.K.) Ltd.	Head office	London (United Kingdom)
Makita Manufacturing Europe Ltd.	Plant	Telford (United Kingdom)
Makita Werkzeug GmbH	Head office	Dusseldorf (Germany)
Dolmar GmbH	Plant	Hamburg (Germany)
Makita S.p.A.	Head office	Milan (Italy)
Makita Oy	Head office	Helsinki (Finland)
Makita (China) Co., Ltd.	Plant	Kunshan (China)
Makita (Kunshan) Co., Ltd.	Plant	Kunshan (China)

(3)	Shareholding Status

1.	Total number of shares authorized to be issued by the Company:	287,000,000 shares

2.	Total number of shares outstanding:	148,008,760 shares

Note: Due to the conversion of convertible bonds during the fiscal year, the Company’s outstanding shares increased by 1,768 shares over the previous fiscal year end.

3.	Number of shareholders:	10,200

4.	Major shareholders are as follows:

			The Company’s Investment in
	Number of Shares Held		Major Shareholders
	Units	Ownership ratio	Units	Ownership ratio
Name of Shareholder	(thousands)	(%)	(thousands)	(%)
The Chase Manhattan Bank, N.A. London	8,468	5.72	—	—
Hero and Co.	6,923	4.68	—	—
Japan Trustee Services Bank, Ltd. (Trust account)	6,528	4.41	—	—
Northern Trust Company (AVFC) Sub-account American Client	5,551	3.75	—	—
The Master Trust Bank of Japan, Ltd. (Trust account)	5,540	3.74	—	—
The UFJ Bank, Limited	4,370	2.95	—	—
The Bank of New York, Treaty Jasdec Account	4,031	2.73	—	—

Notes:	1.	The Company holds 3,212 shares of common stock of UFJ Holdings, Inc. (ownership ratio: 0.05%), a parent company of The UFJ Bank, Limited.

	2.	Hero and Co. is the nominee of The Bank of New York which is the Depositary for holders of the Company’s American Depositary Receipts (ADRs).

	3.	In addition to the above, the Company owns 4,231 thousand shares of treasury stock without voting rights.

	4.	Although the Company received copies of substantial shareholding reports and the related documents which contained the following information, the Company does not count them as major shareholders stated in the above table because the Company cannot confirm the number of shares held beneficially by the persons named below as of the end of the fiscal year.

	Date on which	Number of shares
	obligation of	held	Ownership ratio
Person who submitted the report	report arose	(thousands)	(%)
Silchester International Investors Limited	February 15, 2005	8,959	6.05
Goldman Sachs and the affiliated companies	September 30, 2004	8,899	6.01
Barclays Global Investors and the affiliated companies	March 31, 2005	7,783	5.26

(4)	Acquisition, disposition, and holding of treasury stock

1.	Acquisition

Common stock:	125,702 shares
Aggregate acquisition price:	209 million yen

2.	Disposition

Common stock:	8,350 shares
Aggregate disposition price:	7 million yen

3.	Retirement

There is no retirement of common stock during period.

4.	Shares held at the end of the fiscal year

Common stock:	4,231,153 shares

(5)	Employees

1.	Employees of the Makita Group

Number of Employees	Increase/Decrease
8,560	127 (Increase)

2.	Employees of the Company

Number of Employees	Increase/Decrease	Average Age	Average Years of Service
2,852	56 (Decrease)	41.0	20.2

(6)	Makita Group (Status of Corporate Affiliation)

1.	Significant Subsidiaries

	Capital	Ownership ratio
Company Name	(thousands)	(%)		Principal Business
Makita U.S.A. Inc.	U.S.$161,400	100.0		Sales of electric power tools
Makita Corporation of America	U.S.$73,600	100.0	*	Manufacture of electric power tools
Makita (U.K.) Ltd.	£21,700	100.0	*	Sales of electric power tools
Makita Manufacturing Europe Ltd.	£37,600	100.0	*	Manufacture of electric power tools
Makita Werkzeug GmbH (Germany)	Euro 7,669	100.0	*	Sales of electric power tools
Dolmar GmbH (Germany)	Euro 13,805	100.0	*	Manufacture and sales of garden tools
Makita S.p.A. (Italy)	Euro 6,000	100.0	*	Sales of electric power tools
Makita Oy (Finland)	Euro 100	100.0	*	Sales of electric power tools
Makita (China) Co., Ltd.	U.S.$56,000	100.0		Manufacture and sales of electric power tools
Makita (Kunshan) Co., Ltd.	U.S.$ 18,500	100.0		Manufacture of electric power tools

Note:	The ownership ratios of the asterisks include the shares possessed through the subsidiaries.

2.	Developments of Makita Group

From this fiscal year, Makita General Service Ltd. and Makita Fastenings Corporation became consolidated subsidiaries of the Company. As a result, number of consolidated subsidiaries of the Company increased to 44.

3.	Makita Group Results

A review of the Makita Group Results is provided in 1.(1) Progress and Results of Operations of the Makita Group.

(7)	Directors and Statutory Auditors

Title	Name	Position or Principal Occupation
President*	Masahiko Goto
Managing Director	Masami Tsuruta	General Manager of Domestic Sales Marketing Headquarters
Director	Yasuhiko Kanzaki	General Manager of International Sales Headquarters: Europe Area
Director	Kenichiro Nakai	General Manager of Administration Headquarters
Director	Tadayoshi Torii	General Manager of Production Headquarters
Director	Tomoyasu Kato	General Manager of Development and Engineering Headquarters
Director	Kazuya Nakamura	General Manager of International Sales Headquarters:
Asia and Oceania Area
Director	Masahiro Yamaguchi	General Manager of Purchasing Headquarters
Director	Shiro Hori	General Manager of International Sales Headquarters:
America Area and International Administration
Director	Tadashi Asanuma	Assistant General Manager of Domestic Sales Marketing Headquarters
Director	Hisayoshi Niwa	General Manager of Quality Control Headquarters
Director	Zenji Mashiko	Assistant General Manager of Domestic Sales Marketing Headquarters
Standing Statutory Auditor	Akio Kondo
Standing Statutory Auditor	Hiromichi Murase
Statutory Auditor	Keiichi Usui
Statutory Auditor	Shoichi Hase	Patent Attorney

Notes: 1. The asterisk denotes Representative Director.

2. Changes of Statutory Auditors during the fiscal year

(1)	At the 92nd General Shareholders’ Meeting held on June 29, 2004, the following Statutory Auditors were retired from their respective offices.

Standing Statutory Auditor	Ryota Ichikawa
Standing Statutory Auditor	Kenichi Ikeda

(2)	At the 92nd General Shareholders’ Meeting held on June 29, 2004, the following Statutory Auditors newly elected and each of them assumed their respective offices.

Standing Statutory Auditor	Akio Kondo
Standing Statutory Auditor	Hiromichi Murase

3.	Subsequent change of Director

On April 1, 2005, the following changes of Directors’ position were made. Positions in parenthesis are the former positions.

Director	Hisayoshi Niwa	General Manager of Quality Headquarters (General Manager of Quality Control Headquarters)

4.	Keiichi Usui and Shoichi Hase are outside statutory auditors as provided in Paragraph 1 of Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.

(8)	Remuneration for Accounting Auditors

Remunerations to be paid by the Company and its consolidated subsidiaries to the Company’s accounting auditors, are as follows:

Amount of payment
1. Total amount of remuneration owed by the Company and its consolidated subsidiaries	59 million yen
2. Out of the amount shown in 1. above, total amount of remuneration for audit certification services rendered pursuant to Paragraph 1, Article 2 of Japanese Certified Public Accountant Law	59 million yen
3. Out of the amount shown in 2. above, amount of remuneration owed by the Company	53 million yen

Note:	As the audit agreement between the Company and its accounting auditors does not differentiate remuneration for audit under the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha from the one for audit under Securities and Exchange Law, the amount shown in 3. above represents total remuneration for both audits.

3.	Subsequent Events

     Joyama Kaihatsu, Ltd., the Company’s wholly owned subsidiary, filed with the Nagoya District Court an application for the commencement of civil rehabilitation proceedings on September 8, 2004. On April 11, 2005, the court approved the plan for rehabilitation. Going forward, after the rehabilitation plan is finalized, Joyama Kaihatsu, Ltd. plans to settle obligations under the rehabilitation and then transfer its management rights to a third party, Tokyo Tatemono Co., Ltd., at the end of May 2005.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2005)

(Millions of Yen)
(Assets)
Current assets	207,892
Cash and cash equivalents	25,384
Time deposits	7,867
Marketable securities	58,015
Trade receivables-
Notes	1,687
Accounts	38,997
Less- Allowance for doubtful receivables	(1,178)
Inventories	66,003
Deferred income taxes	3,831
Prepaid expenses and other current assets	7,286
Property, plant and equipment, at cost	52,824
Land	17,673
Buildings and improvements	51,085
Machinery and equipment	73,356
Construction in progress	790
Less- Accumulated depreciation	(90,080)
Investments and other assets	29,188
Investment securities	22,373
Deferred income taxes	390
Other assets	6,425

Total assets	289,904

(Liabilities)
Current liabilities	58,226
Short-term borrowings	9,060
Trade notes and accounts payable	10,574
Accrued payroll	7,695
Club members’ deposits	12,836
Accrued expenses and other	12,248
Income taxes payable	5,695
Deferred income taxes	118
Long-term liabilities	10,639
Long-term indebtedness	88
Estimated retirement and termination allowances	5,126
Deferred income taxes	4,538
Other liabilities	887
(Minority interests)
Minority interests	1,399
(Shareholders’ equity)
Common stock	23,805
Additional paid-in capital	45,430
Legal reserve and retained earnings	163,171
Accumulated other comprehensive loss	(9,249)
Treasury stock, at cost	(3,517)
Total shareholders’ equity	219,640

Total liabilities, minority interests and shareholders’ equity	289,904

CONSOLIDATED STATEMENT OF INCOME
(From April 1, 2004, to March 31, 2005)

	(Millions of Yen)
Net sales		194,737
Cost of sales		113,323

Gross profit		81,414
Selling, general, administrative and other expenses		50,016

Operating income		31,398

Other income (expenses):
Interest and dividend income	1,157
Interest expense	(588)
Exchange gains on foreign currency transactions, net	37
Realized gains on securities, net	453
Other, net	161	1,220

Income before income taxes		32,618

Provision for income taxes:
Current	10,071
Deferred	411	10,482

Net income		22,136

Significant accounting policies

1.	Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) pursuant to the provision of paragraph 1 of Article 179 of Commercial Code Enforcement Regulation. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.

2.	Valuation of securities

The Company conforms with Statement of Financial Accounting Standards (“SFAS”) No.115 “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities:	Amortized cost
Available-for-sale securities:	Fair market value as of fiscal year-end
All valuation allowances are credited to shareholders’ equity. The cost of securities sold is based on the moving-average method.

3.	Valuation of inventories

Inventories are stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

4.	Depreciation method of fixed assets

Tangible fixed assets:	Declining-balance method
Estimated life:
	Buildings and structures:	10 to 50 years
	Machinery and equipment:	3 to 10 years

Goodwill and other intangible assets:	Straight-line method

Goodwill and intangible assets with an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with SFAS No.142, “Goodwill and Other Intangible Assets.” Intangible assets with estimate useful lives are amortized over the respective estimated useful lives.

5.	Allowances

Allowance for doubtful accounts:	The allowance for doubtful accounts is reserved based on the historical write-off ratio for accounts receivable. For accounts receivable that are difficult to collect, individually estimated write-off amounts are reserved.

Retirement and termination allowances:	In accordance with SFAS No.87, “Employers’ Accounting for Pensions”, pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. If the accumulated benefit obligation (i.e., obligations deducting an effect of future compensation levels from projected benefit obligations) exceeds the fair value of plan assets, a minimum pension liability equal to this difference is reflected in the consolidated balance sheets by recognizing an additional minimum pension liability. Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees. Unrecognized actuarial loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the fair value of plan assets by the straight-line method over the average remaining service period of employees.

6.	Consumption tax is accounted for by allocation separately from related sales and purchase accounts.

(Notes of Consolidated Balance Sheet)

1. Accumulated depreciation on tangible fixed assets:	90,080 million yen
2. Accumulated other comprehensive loss includes foreign currency translation adjustments, net unrealized holding gains on available-for-sale securities, and minimum pension liability adjustment.
3. Guarantee (contingent liabilities)	19 million yen
4. Notes receivable discounted:	371 million yen
5. Amounts of less than 1 million yen have been rounded.

(Notes of Consolidated Statement of Income)

1. Net income per share:	153.89 yen
2. Amounts of less than 1 million yen have been rounded.

[English Translation of the Auditors’ Report Originally Issued in Japanese Language]

INDEPENDENT AUDITORS’ REPORT

April 26, 2005

The Board of Directors
Makita Corporation

KPMG AZSA & Co.

Tetsuzo Hamajima (Seal) Designated and Engagement Partner Certified Public Accountant

Hideki Okano (Seal) Designated and Engagement Partner Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income, of Makita Corporation for the 93rd business year from April 1, 2004 to March 31, 2005 in accordance with Article 19-2(3) of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s majority-owned subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairy the consolidated financial position of Makita Corporation and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

Subsequent event related to the civil rehabilitation proceedings of subsidiary is described in the business report.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Our firm has been providing recurring services described in Article 2(2) of the “Certified Public Accountants Law of Japan” to the Company, which are not considered prohibited services to an audit client.

Audit Report of the Board of Statutory Auditors on Consolidated Financial Statements
(Certified Copy)

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

     The Board of Statutory Auditors, having received a report from each Statutory Auditor on the method and results of his audit on the consolidated financial statements (i.e., the consolidated balance sheet and the consolidated statement of income) for the 93rd fiscal period from April 1, 2004 to March 31, 2005, and having discussed with each other, does hereby report the results of their audit as follows:

1.	Method of Audit by Statutory Auditors:

     Each Statutory Auditor has, following the audit policy and distribution of audit responsibility among the Statutory Auditors set by the Board of Statutory Auditors, received reports and explanations on the consolidated financial statements from Directors and the Independent Auditors, conducted examination of business conditions and assets of the Company’s subsidiaries when deemed necessary.

2.	Result of Audit:

In the opinion of the Board of Statutory Auditors:

(1)	The method of audit employed by KPMG AZSA & Co. and the result thereof are proper and fair; and

(2)	As a result of investigation of the Company’s subsidiaries, the consolidated financial statements contain nothing to be commented on.

April 28, 2005

Board of Statutory Auditors Makita Corporation

Akio Kondo (Seal) Standing Statutory Auditor Hiromichi Murase (Seal) Standing Statutory Auditor Keiichi Usui (Seal) Statutory Auditor Shoichi Hase (Seal) Statutory Auditor

Note:	Keiichi Usui and Shoichi Hase are outside statutory auditors as provided in Paragraph 1 of Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.

BALANCE SHEET
(As of March 31, 2005)

(Millions of Yen)
(Assets)
Current assets	86,722
Cash and time deposits	5,427
Trade notes receivable	79
Trade accounts receivable	18,580
Marketable securities	45,102
Finished goods and merchandise	7,925
Work-in-process	997
Raw materials and supplies	1,206
Short-term loans receivable	4,903
Deferred tax assets	2,169
Other current assets	506
Allowance for doubtful accounts	(172)

Fixed assets	136,177
Tangible fixed assets	31,002
Buildings	11,251
Structures	516
Machinery and equipment	2,977
Vehicles and transportation equipment	56
Tools, furniture and fixtures	2,401
Land	13,611
Construction in progress	190

Intangible fixed assets	219
Right of facility use	38
Software	134
Other intangible fixed assets	47

Investment and other assets	104,956
Investment securities	32,130
Investment in subsidiaries	70,117
Long-term loans receivable	525
Long-term time deposits	2,000
Lease deposits	379
Deferred tax assets	75
Other investments	371
Allowance for doubtful accounts	(641)

Total assets	222,899

(Liabilities)
Current liabilities	22,414
Trade notes payable	529
Trade accounts payable	4,824
Other accounts payable	1,412
Corporate and inhabitant income taxes payable	3,427
Accrued expenses	4,357
Allowance for investment losses	6,966
Other current liabilities	899

Long-term liabilities	2,594
Retirement and termination allowances	2,117
Estimated retirement allowances for directors and statutory auditors	477

Total liabilities	25,008

(Shareholders’ equity)
Common stock	24,206
Additional paid-in capital	47,534
Additional paid-in capital	47,525
Other additional paid-in capital	9
Gains on sales of treasury stock	9

Retained earnings	123,105
Legal reserve	5,669
Voluntary reserve	88,610
Reserve for dividend	750
Reserve for technical research	1,500
Reserve for deduction entries	1,127
Special account reserve for deduction entries	233
General reserves	85,000
Unappropriated retained earnings	28,826
Net unrealized holding gains on available-for-sale securities	6,563
Treasury stock	(3,517)

Total shareholders’ equity	197,891

Total liabilities and shareholders’ equity	222,899

STATEMENT OF INCOME
(From April 1, 2004, to March 31, 2005)

	(Millions of Yen)
(Ordinary profit and loss)
Operating profit and loss
Operating revenue
Net sales		97,873
Operating expenses
Cost of goods sold	63,462
Selling, general and administrative expenses	21,737	85,199

Operating profit		12,674
Non-operating profit and loss
Non-operating income
Interest and dividend income	5,492
Other non-operating income	757	6,249

Non-operating expenses
Interest expenses on convertible bonds	195
Foreign exchange losses	148
Other non-operating expenses	181	524

Ordinary profit		18,399
(Special profit and loss)
Special profit
Gains on the sale of fixed assets	49
Gains on the sale of investment securities	366
Gain on the transfer to the government of the substitutional portion of the employees’ pension fund	6,375	6,790

Special loss
Losses on sales and disposal of properties	585
Unrealized losses on investment securities	23
Unrealized losses on golf course membership	277
Loss on liquidation of a subsidiary	6,987	7,872

Income before income taxes		17,317
Tax provision, current		5,490
Tax provision, deferred		2,678

Net income		9,149
Unappropriated retained earnings carried forward from previous fiscal year		21,259
Interim cash dividends paid		1,582

Unappropriated retained earnings as of March 31, 2005		28,826

Significant accounting policies

1.	Valuation of securities

Held-to-maturity securities:	Amortized cost (Straight-line method)
Investment in subsidiaries:	At moving-average cost
Available-for-sale securities
Those having fair market value:	Fair market value as of fiscal year-end
All valuation allowances are credited to shareholders’ equity.
The cost of securities sold is based on the moving-average method.
Those having no fair market value:	At moving-average cost

2.	Valuation of net assets and liabilities accrued from derivative transactions:

Fair market value as of fiscal year-end

3.	Valuation of inventories

Finished goods, merchandise, work in process, and raw materials:
At the lower of average cost or market
Supplies:	At the lower of latest purchase cost or market

4.	Depreciation method of fixed assets

Tangible fixed assets:	Declining-balance method
However, buildings acquired after March 31, 1998, (excluding fixtures) are depreciated on the straight-line method.
Estimated life:
Buildings and structures: 38 to 50 years
Machinery and equipment: 10 years
Intangible fixed assets:	Straight-line method
However, software for internal use is depreciated on the straight-line method over its estimated useful life (five years).

5.	Allowances

Allowance for doubtful accounts:	The allowance for doubtful accounts is reserved based on the historical write-off ratio for accounts receivable. For accounts receivable that are difficult to collect, individually estimated write-off amounts are reserved.
Retirement and termination allowances:	To be prepared for employee retirement, pension costs during the year are reserved based on projected benefit obligations and plan assets.
Past service liabilities are amortized by the straight-line method over the average remaining employment period.
Actuarial differences are amortized starting immediately after the year of accruement by the straight-line method over the average remaining employment period.
Estimated retirement allowances for directors and statutory auditors:
The estimated retirement allowances for directors and statutory auditors are fully accrued based on the Company’s unfunded retirement benefit plan in order to prepare for the payments of retirement allowances. This allowance conforms to the reserve provided by Article 43 of Commercial Code Enforcement Regulation.

6.	Accounting for lease transactions

Finance lease transactions other than for changes in ownership of finance leases are accounted for as rental transactions.

7.	Consumption tax is accounted for by allocation separately from related sales and purchase accounts.

Changes in Accounting Policies

     (Change in Accounting for Forward Foreign Exchange Contracts)

Previously, when forward foreign exchange contracts met the conditions for application of the allocation method, the Company applied the allocation method. However, following the implementation of improvements in the Company’s business process systems, beginning with the fiscal year under review, the Company has, in principle, applied the “Accounting Standards for Financial Instruments.” Specifically, the Company now states forward foreign exchange contracts, which are a form of financial hedge, at market value and applies the principles of the revised foreign currency standards for foreign currency assets and liabilities that are subject to hedging, and values such assets at the foreign currency rates prevailing on the balance sheet date. This change is, in principle, a change in accounting treatment from the allocation method to a method permitted as a special exception. The Company adopted this new method to achieve consistency in profitability with the hedge accounting standards applied in the financial statements of the parent company and the Company’s consolidated financial statements and to present the Company’s financial position more accurately. Please note that this change in accounting treatment does not have a material impact on the financial statements.

(Notes of Balance Sheet)

1. Accumulated depreciation on tangible fixed assets:	61,185 million yen
2. Guarantee (contingent liabilities), etc.
Guarantee (contingent liabilities)	5,986 million yen
Guarantee (promise to guarantee)	6,000 million yen
3. Notes receivable discounted:	33 million yen
4. In addition to fixed assets on the balance sheet, the Company held leased marketing office facilities, computers and related equipment, and automobiles for deliveries, etc., which are not capitalized.
5. The net unrealized holding gain on available-for-sale securities within the meaning of Article 124 (3) of Commercial Code Enforcement Regulation amounted to 6,563 million yen.
6. Number of shares outstanding and treasury stock

Outstanding share	Common stock	148,008,760 shares
Treasury stock	Common stock	4,231,153 shares

(Notes of Statement of Income)

1. Net income per share:	63.22 yen
Net income per share attributable to common stock was computed based on following;
Net income per share in the statement of income	9,149 million yen
The amount of net income not inhering common shareholders
Bonuses to directors	55 million yen
Net income available to common stock	9,094 million yen
Average number of shares of common stocks outstanding	143,844,383 shares
2. Amounts of less than 1 million yen have been rounded.

PROPOSAL OF APPROPRIATION OF RETAINED EARNINGS

(Yen)

Item	Amount
Unappropriated retained earnings as of March 31, 2005	28,825,559,623
Reversal of advanced depreciation reserve	66,445,353
Reversal of advanced depreciation special account reserve	233,103,292

Total	29,125,108,268
Appropriations
Cash dividends, 36 yen per share (ordinary dividend of 9 yen, special dividend of 23 yen, and memorial dividend for the 90th anniversary of 4 yen)	5,175,993,852
Bonuses to directors	55,000,000
[including for statutory auditors]	[5,200,000]
Reserve for deduction entries	73,294,375
Special account reserve for deduction entries	23,076,239

Unappropriated retained earnings to be carried forward	23,797,743,802

Notes:	1.	Interim cash dividends in the amount of 1,582,359,944 yen (11 yen per share, including 2 yen of special dividends) were paid on November 25, 2004, in addition to the above.

2.	Reservation of the amount for the advanced depreciation reserve and the advanced depreciation special account reserve and the reversals of such reserves are made in accordance with the provisions of the Special Taxation Measures Law.

[English Translation of the Auditors’ Report Originally Issued in Japanese Language]

INDEPENDENT AUDITORS’ REPORT

April 26, 2005

The Board of Directors
Makita Corporation

KPMG AZSA & Co.

Tetsuzo Hamajima (Seal) Designated and Engagement Partner Certified Public Accountant

Hideki Okano (Seal) Designated and Engagement Partner Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of Makita Corporation (the “Company”) for the 93rd business year from April 1, 2004 to March 31, 2005 in accordance with Article 2 of “the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company. These statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as an independent auditor.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s subsidiaries.

As a result of the audit, our opinion is as follows:

(1)	The balance sheet and the statement of income present fairly the financial position and the result of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2)	The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3)	The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4)	With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Subsequent event related to the civil rehabilitation proceedings of subsidiary is described in the business report.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Our firm has been providing recurring services described in Article 2(2) of the “Certified Public Accountants Law of Japan” to the Company, which are not considered prohibited services to an audit client.

Audit Report of Board of Statutory Auditors
(Certified Copy)

AUDIT REPORT

     The Board of Statutory Auditors, having received a report from each Statutory Auditor on the method and results of his audit on the performance of duties of Directors during the 93rd fiscal period, from April 1, 2004 to March 31, 2005, and having discussed with each other, does hereby report the results of their audit as follows:

1.	Method of Audit by Statutory Auditors:

     Each Statutory Auditor has, following the audit policy and distribution of audit responsibility among the Statutory Auditors set by the Board of Statutory Auditors, attended the meetings of the Board of Directors and other important meetings of the Company, received reports on the operation of the Company from Directors and other parties, perused important documents including those subject to executive approval, conducted examination of business conditions and assets at the head office and other major business offices and requested from the Company’s subsidiaries reports on their operation and, when deemed necessary, conducted on-site inspection on their financial position as well as their operation. Each Statutory Auditor has also received from accounting auditors reports concerning accounting audit and their opinions and conducted examination of accounting documents and the supplemental schedules.

     With respect to the Director’s engagement in competing transactions, transactions involving conflict of interest between the Company and a Director, the provision by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, each Statutory Auditor has, in addition to the audit procedures described above, requested reports from Directors and other parties and conducted investigation and examination of conditions of such transactions when deemed necessary.

2.	Result of Audit:

In the opinion of the Board of Statutory Auditors:

(1)	The method of audit employed by KPMG AZSA & Co. and the result thereof are proper and fair;

(2)	The contents of the business report present fairly the position of the Company pursuant to laws and regulations and the Articles of Incorporation;

(3)	The proposed allocation of profit contains nothing particular to be commented on in the light of the condition of assets of the Company and other circumstances;

(4)	The supplemental schedules present fairly the matters to be described therein and contain nothing to be commented on;

(5)	With respect to the execution of Directors’ duties, no unfair conduct nor any material breach of laws and regulations or the Articles of Incorporation has been found, and with respect to the Director’s engaging in competing transactions, transactions involving a conflict of interest between the Company and a Director, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, no violation of duties by any Director has been found; and

(6)	With respect to the Directors’ duties on subsidiaries, nothing came to our attention that should be commented upon.

April 28, 2005

Board of Statutory Auditors Makita Corporation

Akio Kondo (Seal) Standing Statutory Auditor Hiromichi Murase (Seal) Standing Statutory Auditor Keiichi Usui (Seal) Statutory Auditor Shoichi Hase (Seal) Statutory Auditor

Note:	Keiichi Usui and Shoichi Hase are outside statutory auditors as provided in Paragraph 1 of Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.

INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS

1.	Total number of voting rights: 142,027 units

2.	Propositions and explanatory information

Agenda Item No. 1: Approval of the Proposed Appropriation of Retained Earnings for the 93rd term

          Having regard to the unpredictability of the future business environment, it is proposed that the retained earnings be appropriated as designated on page 20 in order to build up the Company’s strength in every aspect.

          In accordance with its basic policy regarding profit distribution, the Board of Directors plans to propose the dividends with a target consolidated dividend payout ratio of at least 30% of net income, and a minimum amount for annual total dividend at 18 yen per share; provided, however, if special circumstances arise, computation of the amount of dividends will be determined based on consolidated net income after certain adjustments reflecting such circumstances. Accordingly, in addition to an ordinary cash dividend of 9 yen per share, it is proposed that a special dividend of 23 yen per share and memorial dividend for the 90th anniversary in the amount of 4 yen per share be disbursed, for a total of 36 yen per share (including the interim dividends of 11 yen per share, total dividends applicable to the year amounted to 47 yen per share).

Agenda Item No. 2 : Partial amendment to the Articles of Incorporation

1.	Reasons for the amendments:

(1)	Upon applying the Law concerning partial amendment of the Commercial Code and its related laws on the introduction of the electronic public notice system (Law No. 87 of 2004) taking effect on February 1, 2005, it is proposed that method by which public notice is made is amended from displaying in the Nihon Keizai Shimbun to electronic public notices. If the Company is unable to give an electronic public notice because of any unavoidable reason, public notices of the Company may be given in the Nihon Keizai Shimbun.

(2)	In order to carry out our actions related to our capital policy with flexibility, it is proposed that the total number of shares authorized to be issued by the Company be increased.

(3)	In order to secure capable persons as outside directors, it is proposed that the provision which allows the Company to enter into a limited liability agreement with outside directors be established as Article 27. With the establishment of new Article 27, the renumbering of subsequent articles shall be made accordingly.

The consent of the Board of Statutory Auditors with unanimous consents by all Statutory Auditors was obtained for the establishment of new Article 27.

(4)	Since the third series of unsecured convertible bonds were redeemed on maturity as of March 31, 2005 and all of the convertible bonds issued by the Company have been redeemed, it is proposed that Article 37 of the current Articles of Incorporation (Conversion of convertible bonds or debentures and dividends) be deleted.

2.	Details of the amendments:

     The details of the amendments are as follows:

(Changes are underlined.)

Current Articles	Proposed Amendments
Article 4. (Method by which public notice is made)	Article 4. (Method by which public notice is made)

Public notices of the Company shall be displayed in the Nihon Keizai Shimbun.	Public notices of the Company shall be given by electronic public notices; provided, however, that if the Company is unable to give an electronic public notice because of accident or any other unavoidable reason, public notices of the Company may be displayed in the Nihon Keizai Shimbun.

Article 5. (Total number of shares)	Article 5. (Total number of shares)

The total number of shares authorized to be issued by the Company shall be two hundred and eighty seven million (287,000,000); provided, however, that if shares are retired, the total number of shares shall be reduced by the number of shares so retired.
The total number of shares authorized to be issued by the Company shall be five hundred million (500,000,000); provided, however, that if shares are retired, the total number of shares shall be reduced by the number of shares so retired.

(Newly established)	Article 27. (Liability Limitation Agreement with Outside Directors)

The Company may enter into a liability limitation agreement with outside director which limits the maximum amount of their liabilities occurred by their behavior provided for in Item 5, Paragraph 1, Article 266 of the Commercial Code in accordance with Paragraph 19 of the same Article; provided, however, that limited amount of liabilities under such agreement shall be the sum of amounts provided for in each item of Paragraph 19, Article 266 of the Commercial Code.

Article 27.	Article 28.

through (Omitted)	through (Same as at present)

Article 36.	Article 37.

Article 37. (Conversion of convertible bonds or debentures and dividends)

With respect to the first payment of dividends or interim dividends on the shares issued upon conversion of convertible bonds or debentures, such dividends shall be paid on the assumption that when request for conversions have been made during the period from the 1st day of April to the 30th day of September, such conversions are deemed to have been effected on the 1st day of April, and when the requests for conversions have been made during the period from the 1st day of October to the 31st day of March of the following year, such conversions are deemed to have been effected on the 1st day of October.
(deleted)

Agenda Item No.3: Election of thirteen Directors

     The term of offices of all twelve Directors will expire at the conclusion of this General Shareholders’ Meeting. You are kindly requested to elect thirteen Directors including one new outside director to reinforce the Company’s corporate governance.

     The candidates are as follows:

	Name		Number of the
Number	(Date of birth)	Brief personal background	Company's shares held
1	Masahiko Goto (November 16, 1946)	March 1971: Joined the Company May 1984: Director, Manager of Corporate Planning Department July 1987: Managing Director, General Manager of Administration Headquarters May 1989 up to the present: President and Representative Director	1,971,943

2	Masami Tsuruta (December 26, 1942)	June 1963: Joined the Company April 1993: General Manager of Sales Planning Department June 1995: Director, Assistant General Manager of Domestic Sales Marketing Headquarters June 1997: Director, General Manager of Domestic Sales Marketing Headquarters June 2003 up to the present: Managing Director, General Manager of Domestic Sales Marketing Headquarters	14,722

3	Yasuhiko Kanzaki (July 9, 1946)	March 1971: Joined the Company April 1995: Director of Makita International Europe Ltd. (at present) June 1999: Director, Assistant General Manager of International Sales Headquarters 1 of this Company June 2003 up to the present: Director, General Manager of International Sales Headquarters: Europe Area	10,469

4	Kenichiro Nakai (November 17, 1946)	March 1969: Joined the Company November 1994: Transferred to Makita (China) Co., Ltd. October 2000: Assistant General Manager of Production Headquarters of this Company April 2001: General Manager of Personnel Department June 2001 up to the present: Director, General Manager of Administration Headquarters	11,270

5	Tadayoshi Torii (December 10, 1946)	March 1964: Joined the Company April 1998: General Manager of Production Department (Assembly) October 1998: General Manager of Production Department June 2001: Director, General Manager of Quality Control Headquarters June 2003 up to the present: Director, General Manager of Production Headquarters	12,000

6	Tomoyasu Kato (March 25, 1948)	March 1970: Joined the Company March 1999: General Manager of Standard and Technical Administration Department June 2001 up to the present: Director, General Manager of Development and Engineering Headquarters	11,672

	Name		Number of the
Number	(Date of birth)	Brief personal background	Company’s shares held
7	Kazuya Nakamura (April 13, 1948)	March 1970: Joined the Company April 1995: Manager of International Planning Department June 1997: Transferred to Makita Singapore Pte. Ltd. October 2000: General Manager of Asia and Oceania Sales Department of this Company June 2001: Director, General Manager of International Sales Headquarters 2 June 2003 up to the present: Director, General Manager of International Sales Headquarters: Asia and Oceania Area	6,000

8	Masahiro Yamaguchi (May 9, 1945)	March 1969: Joined the Company August 1995: Transferred to Makita Manufacturing Europe Ltd. May 2003: Assistant General Manager of Purchasing Headquarters of this Company June 2003 up to the present: Director, General Manager of Purchasing Headquarters	5,000

9	Shiro Hori (February 24, 1948)	March 1970: Joined the Company March 1999: General Manager of Europe Sales Department June 2003 up to the present: Director, General Manager of International Sales Headquarters: America Area and International Administration	6,977

10	Tadashi Asanuma (January 4, 1949)	March 1967: Joined the Company April 1994: Manager of Tokyo Branch Office April 1995: Manager of Saitama Branch Office April 2001: General Manager of Osaka Sales Department June 2003 up to the present: Director, Assistant General Manager of Domestic Sales Marketing Headquarters	4,000

11	Hisayoshi Niwa (February 24, 1949)	March 1972: Joined the Company October 1991: Manager of E.D.P. System Department October 1999: General Manager of Production Control Department June 2003: Director, General Manager of Quality Control Headquarters April 2005 up to the present: Director, General Manager of Quality Headquarters	5,000

12	Zenji Mashiko (May 28, 1949)	March 1968: Joined the Company April 1994: Manager of Kyoto Branch Office April 1995: Manager of Tokyo Branch Office June 2003 up to the present: Director, Assistant General Manager of Domestic Sales Marketing Headquarters	5,000

13	Motohiko Yokoyama (May 13, 1944)	April 1967: Joined Toyoda Machine Works, Ltd. June 1991: Director June 1998: Managing Director June 2000: Senior Managing Director June 2004 up to the present: President and Representative Director	—

Notes:	1.	Mr. Motohiko Yokoyama satisfies the requirements for being an outside director provided in Item 7-2, Paragraph 2 of Article 188 of the Commercial Code.

	2.	Mr. Motohiko Yokoyama concurrently serves as the representative director of Toyoda Machine Works, Ltd. and the Company has transaction relationships with Toyoda Machine Works, Ltd. including purchases and sales of machinery and equipment.

	3.	There is no special interest between the above candidates except Mr. Motohiko Yokoyama and the Company.